UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                SCHEDULE 13D
                               (Rule 13d-101)

                  INFORMATION TO BE INCLUDED IN STATEMENTS
               FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS
                   THERETO FILED PURSUANT TO RULE 13d-2(a)

                           TELCO-TECHNOLOGY, INC.
          --------------------------------------------------------
                             (Name of Issuer)

                      COMMON STOCK, $.001 PAR VALUE
          --------------------------------------------------------
                      (Title of Class of Securities)

                                 878920206
          --------------------------------------------------------
                              (CUSIP Number)

                              Kevin Kreisler
                          GreenSpace Capital LLC
                               P.O. Box 284
                          Mt. Arlington, NJ 07856
                              (973) 942-7700
          --------------------------------------------------------
                (Name, Address and Telephone Number of Person
              Authorized to Receive Notices and Communications)

                             October 27, 2004
          --------------------------------------------------------
           (Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box [ ].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

-----------

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

  The information required on the remainder of this cover page shall not be deemed to be "filed" for the purposes of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP No. 878920206                                         Page 2 of 4 Pages

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1.  Name of Reporting Person

    GreenSpace Capital, LLC

    I.R.S. Identification Number of Above Person

    20-1714150
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2.  Check The Appropriate Box if a Member of a Group

    (a)   [ ]
    (b)   [ ]
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3.  SEC Use Only

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4.  Source of Funds

    SC
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5.  Check Box if Disclosure of Legal Proceeding SIS Required Pursuant to

    Item 2(D) Or 2(E)  [ ]
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6.  Citizenship or Place of Organization

    New Jersey
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Number of Shares                    7.  Sole Voting Power
Beneficially
Owned By Each                           7,033,938
Reporting Person                        ------------------------------------
With                                8.  Shared Voting Power

                                        None
                                        ------------------------------------
                                    9.  Sole Dispositive Power

                                        7,033,938
                                        ------------------------------------
                                   10.  Shared Dispositive Power

                                        None
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11. Aggregate Amount Beneficially Owned By Each Reporting Person

     7,033,938
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12. Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares

     [ ]
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13. Percent of Class Represented By Amount In Row (11)

     24.3%
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14. Type of Reporting Person

     OO
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CUSIP No.  878920206                                             Page 3 of 4

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ITEM 1.  SECURITY AND ISSUER.

     Common Stock, $.001 par value

     Telco-Technology, Inc.
     111 Howard Street, Suite 108
     Mt. Arlington, NJ 07856

ITEM 2.  IDENTITY AND BACKGROUND.

     Name:  GreenSpace Capital, LLC
     State of Organization:  New Jersey
     Principal Business:  Holding company
     Address of Principal Business: P.O. Box 284, Mt. Arlington, NJ 07856 Address of Principal Office: P.O. Box 284, Mt. Arlington, NJ 07856

The following individual is the only control person of GreenSpace Capital,
LLC:

     (a) Name: Kevin Kreisler
     (b) Business address: c/o Veridium Corporation, 1 Jasper Street, Paterson NJ 07522
     (c) Present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted:
          Chief Executive Officer
          Veridium Corporation
          1 Jasper Street, Paterson NJ 07522
     (d) Criminal convictions during past five years: None
     (e) Civil Injunctions during past five years: None
     (f) Citizenship: U.S.A.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     The shares were purchased from two shareholders of Telco-Technology, Inc. for $100,000. Telco-Technology, Inc. provided the funds to GreenSpace Capital, LLC in partial consideration for the transfer to Telco-Technology, Inc. by GreenSpace Capital, LLC of one-half of the capital stock of GreenWorks Corporation.

ITEM 4.  PURPOSE OF TRANSACTION.

     Prior to the transaction, Telco-Technology, Inc. was a shell corporation. On October 27, 2004 Telco-Technology, Inc. purchased the capital stock of GreenWorks Corporation from GreenSpace Capital, LLC and Acutus Capital, L.L.C. In consideration for the shares in GreenWorks Corporation, Telco-Techology, Inc. issued to each of GreenSpace Capital and Acutus Capital Series A Preferred Stock with the voting power of 50,000,000 shares of common stock and $100,000. All of the officers and directors of Telco-Technology, Inc. were replaced in connection with the transaction.


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CUSIP No. 878920206                                              Page 4 of 4

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ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

     The responses to Items 7 through 10 on the cover page of this filing are incorporated by reference.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

     None.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

     Share Purchase and Sale Agreement dated September 24, 2004 - filed as an exhibit to the Current Report on Form 8-K dated September 24, 2004 by Telco-Technology, Inc. is incorporated herein by reference.

                                SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 8, 2004

     /s/ Kevin Kreisler
     ----------------------------
     Name: Kevin Kreisler, Manager